UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September, 2009

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Regulated Information

Disclosure of Major Shareholding

September 18, 2009 – 06:00 pm CET

DISCLOSURE OF MAJOR SHAREHOLDING

BRUSSELS, Belgium, September 18, 2009 – Pursuant to the Belgian Law of May 2, 2007 relating to the publication of major shareholdings in listed companies, Delhaize Group (Euronext Brussels: DELB—NYSE: DEG), the Belgian international food retailer, has received a notification that the shareholding of AllianceBernstein L.P is below the threshold of 5%. AllianceBernstein L.P. now owns 4.70% of Delhaize Group’s voting rights.

On September 15, 2009, AXA Investment Managers Paris notified Delhaize Group that as of September 11, 2009 AllianceBernstein L.P. and its subsidiaries together owned 4 744 084 Delhaize Group shares, representing 4.70% of its voting rights. This is a decrease of 0.30% compared to the previous notification of ownership of 5 033 297 shares received on March 31, 2009.

According to this notification, AllianceBernstein L.P. is a holding company of the AXA Group which owns management companies and companies providing investment services for the account of third parties. AXA Investment Managers Paris indicated that AllianceBernstein L.P. and its subsidiaries for the account of which this notification has been made, act independently of any other entity of AXA Group.

» Delhaize Group

Delhaize Group is a Belgian international food retailer present in six countries on three continents. As of June 30, 2009, Delhaize Group’s sales network consisted of 2 684 stores. In 2008, Delhaize Group posted EUR 19 billion (USD 28 billion) in revenues and EUR 467 million (USD 687 million) in net profit (Group share). At the end of 2008, Delhaize Group employed approximately 141 000 people. Delhaize Group’s stock is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

» Contacts

Geert Verellen: + 32 2 412 83 62

Fátima Martins: + 32 2 412 83 61

Barbera Hoppenbrouwers (media): +32 2 412 86 69

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date:	September 23, 2009	By:	/s/ G. Linn Evans
G. Linn Evans
Vice President